BC FORM 51-102F3
MATERIAL CHANGE REPORT

UNDER SUBSECTION 7.1(1) OF NATIONAL INSTRUMENT 51-102

Item 1

Name and Address of Company:

InNEXUS BIOTECHNOLOGY INC.

Suite 410 – 325 Howe Street, Vancouver, BC

V6C 1Z7

Item 2

Date of Material Change:

DATE

Item 3

News Release

News Release dated DATE   disseminated under section 7.1 of National Instrument 51-102

Item 4

Summary of Material Change

The Issuer Announces  DESCRIPTION.

Item 5

Full Description of Material Change

See attached News Release.

Item 6

Reliance on Section 7.1(2) OR (3) OF National Instrument 51-102

The Company is not relying on subsection 7.1(2) or (3) of National Instrument 51-102.

Item 7

Omitted Information

There is no omitted information.

Item 8

Senior Officers

JEFF MORHET, COO of the Company, is knowledgeable about the material change and this report.  He can be contacted at  1-877-990-8382 or by Email at jmorhet@innexusbiotech.com .

Item 9

Dated at Vancouver, British Columbia, the DATE.

ALTON CHARLES MORGAN

PRESIDENT & CEO

BIOINVENT FOR SIG MC&NR ANN SOP Grants Final

NEWS RELEASE

 Trading Symbols

TSX V:  IXS

 OTCBB: IXSBF

 September 27, 2006

No. 06-11

InNexus Enters R&D Agreement Targeting Cancer with BioInvent of Sweden;

Appoints New Chairman of the Board of Directors

Vancouver, British Columbia - InNexus Biotechnology, Inc. (TSX VENTURE: IXS) (OTCBB: IXSBF), an innovative antibody-driven drug development company, today announced that it has entered into an R&D agreement with BioInvent International AB, a publicly-traded biotech firm, for the provision of InNexus’ SuperAntibody™ Technology with a BioInvent therapeutic antibody, targeting cancer.  Under the agreement the Parties will perform collaborative R&D aimed at a single target.  The agreement also contains terms for future drug development including commercialization.  Financial terms of the transaction were not disclosed.

InNexus also announced today that its Board of Directors has appointed Jeff Morhet Chairman of the Board, to lead the company’s growth and drug development strategy.  Mr. Morhet serves as the President and CEO of InNexus and has extensive experience in the pharmaceutical industry.

Commenting on the agreement with BioInvent, Mr. Morhet, President, CEO & Chairman of InNexus said, “We are delighted to be entering into this relationship with BioInvent as our extensive antibody enhancement experience underpins all of our technologies.  This enables us to offer state of the art support to pharmaceutical and drug development companies as we seek to increase antibody potency, an achievement already demonstrated with other multiple fully human and humanized antibodies. The impact of such a demonstration is to not only produce a more effective drug candidate but to also use less drug, a key to the drug’s cost of goods and profit.”

Mr. Morhet concluded, “This agreement also demonstrates InNexus’ ability and commitment to develop SuperAntibody™ Technology into commercial product opportunities internally and for our partners.”

About InNexus

InNexus is an innovative antibody-driven drug development company that has developed two technology platforms, SuperAntibody™ and TransMAbs™, which improve the potency of existing antibody products while opening new markets and disease applications. Both platforms utilize unique, novel and patented methods and technologies of InNexus.  InNexus is headquartered in Scottsdale, Arizona on the campus of The Mayo Clinic and has its own in-house developmental facilities. These development facilities provide validation of protein and peptide discoveries, enabling InNexus (and its strategic partners) to advance novel drug therapeutics and diagnostics. To learn more about InNexus, please visit www.innexusbiotech.com ..

About BioInvent

BioInvent International AB, listed on the O list of the Stockholm Stock Exchange (SAX:BINV), is a research-based pharmaceutical company that focuses on development of antibody-based drugs. The Company is running innovative drug projects within the areas of thrombosis, oncology, atherosclerosis, ophthalmic diseases and HIV.  The Company, which currently has 99 employees, is located at Ideon in Lund, Sweden.

This news release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements are not historical facts and are subject to risks and uncertainties which could cause actual results and the timing of certain events to differ materially from those set forth in or implied herein including, without limitation, risks associated with clinical development, regulatory approvals, product commercialization, intellectual property claims litigation and other risks associated with the company's proposed activities.

On behalf of the Board of Directors of InNexus Biotechnology, Inc.

 “Jeffrey Morhet
Jeffrey Morhet

President, CEO & Chairman

InNexus Biotechnology Inc.

Jeff Morhet, President, CEO & Chairman

E-mail: jmorhet@innexusbiotech.com

Gail Thurston, VP Corporate Development

E-mail: gthurston@innexusbiotech.com

1-888-271-0788

The TSX Venture Exchange has neither approved nor disapproved of the information contained herein.

Trading Symbols

TSX V:  IXS

 OTCBB: IXSBF

No. 06-11

InNexus Enters R&D Agreement Targeting Cancer with BioInvent of Sweden;

Appoints New Chairman of the Board of Directors

Vancouver, British Columbia - InNexus Biotechnology, Inc. (TSX VENTURE: IXS) (OTCBB: IXSBF), an innovative antibody-driven drug development company, today announced that it has entered into an R&D agreement with BioInvent International AB, a publicly-traded biotech, for the provision of InNexus’ SuperAntibody™ Technology with a BioInvent therapeutic antibody targeting cancer.  Under the agreement the Parties will perform collaborative R&D for a single target.  The agreement also contains terms for future drug development including commercialization.  Financial terms of the transaction were not disclosed.

InNexus also announced today that its Board of Directors has appointed Jeff Morhet, Chairman of the Board to lead the company’s growth and drug development strategy.  Mr. Morhet serves as the President and CEO of InNexus and has extensive experience in the pharmaceutical industry.

Commenting on the agreement, Mr. Morhet, President, CEO & Chairman of InNexus said, “We are delighted to be entering into this relationship with BioInvent as our extensive antibody enhancement experience underpins all of our technologies.  This enables us to offer state of the art support to pharmaceutical and drug development companies as we seek to increase antibody potency, an achievement already demonstrated with other multiple fully human and humanized antibodies. The impact of such a demonstration is to not only produce a more effective drug candidate but to also use less amounts of drug, key to the drug’s cost of goods and profit.”

Morhet continued, “This agreement also demonstrates InNexus’ ability and commitment to develop SuperAntibody™ Technology into commercial product opportunities internally and for our partners.”

About InNexus

InNexus is an innovative antibody-driven drug development company that has developed two technology platforms, SuperAntibody™ and TransMAbs™, which improve the potency of existing antibody products while opening new markets and disease applications. Both platforms utilize unique, novel and patented methods and technologies of InNexus.  InNexus is headquartered in Scottsdale, Arizona on the campus of The Mayo Clinic and has its own in-house developmental facilities. These development facilities provide validation of protein and peptide discoveries, enabling InNexus (and its strategic partners) to advance novel drug therapeutics and diagnostics. To learn more about InNexus, please visit www.innexusbiotech.com .

About BioInvent

BioInvent International AB, listed on the O list of the Stockholm Stock Exchange (SAX:BINV), is a research-based pharmaceutical company that focuses on development of antibody-based drugs. The Company is running innovative drug projects within the areas of thrombosis, oncology, atherosclerosis, ophthalmic diseases and HIV.  The Company, which currently has 99 employees, is located at Ideon in Lund, Sweden.

This news release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements are not historical facts and are subject to risks and uncertainties which could cause actual results and the timing of certain events to differ materially from those set forth in or implied herein including, without limitation, risks associated with clinical development, regulatory approvals, product commercialization, intellectual property claims litigation and other risks associated with the company's proposed activities.

InNexus Biotechnology Inc.

Jeff Morhet, President, CEO & Chairman

E-mail: jmorhet@innexusbiotech.com

Gail Thurston, VP Corporate Development

E-mail: gthurston@innexusbiotech.com

1-888-271-0788

The TSX Venture Exchange has neither approved nor disapproved of the information contained herein.

On behalf of the Board of Directors of InNexus Biotechnology, Inc.

 “Alton Charles Morgan”
Dr. Alton Charles Morgan

President

To contact us: Telephone:  (877) 990-8382 / Email: business@innexusbiotech.com
Investor Relations: Telephone: (866) 990-8382 / Email: investor@innexusbiotech.com

The TSX Venture Exchange has neither approved nor disapproved of the information contained herein.

Endnotes

2760 – 200 Granville Street, Vancouver, BC, V6C 1S4

1-877-990- 8 382

BIOINVENT FOR SIG MC&NR ANN SOP Grants Final